October 19, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-207303)

Ladies and Gentlemen:

Murphy Oil Corporation, a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (File No. 333-207303), originally filed with the Securities and Exchange Commission (the “Commission”) on October 6, 2015 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” No securities were sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please telephone E. Ted Botner, Vice President and Corporate Secretary of the Company, at 870-864-6423 or Joseph Hall of Davis Polk & Wardwell LLP at (212) 450-4565.

Very truly yours,

MURPHY OIL CORPORATION

By: /s/ Walter K. Compton

Name: Walter K. Compton

Title:  Executive Vice President and General Counsel